Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

August 9, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ryan Sutcliffe and Lauren Hamilton

Re:	RiverNorth Opportunistic Municipal Income Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-260485; 811-23366); Response to Examiner Comments on N-2

Dear Mr. Sutcliffe and Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on November 19, 2021 and November 29, 2021, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING
1.	Please explain why the lead-in to the Fee Table does not include the leverage effects of the Fund’s tender option bond (“TOB”) transactions. The Staff notes that there was disclosure included in the June 30, 2021 N-CSR (the “N-CSR”) regarding the effects of leverage, which discusses both the amount of borrowings under the Pershing Facility and TOBs.

The Fund confirms that the lead-in paragraph and the Fee Table have been updated to include the leverage effects of the Fund’s TOB transactions. Please see the revised Fee Table attached hereto as Exhibit A.

2.	With respect to the Expense Example, the lead-in paragraph indicates that the total annual expenses were 3.71%, but the Fee Table indicates total annual expenses of 3.17%. Please update as needed.

The Fund confirms that the Expense Example has been updated to reflect the total annual expenses noted in the Fee Table in the Revised Registration Statement. Please see the revised Fee Table and Expense Example attached hereto as Exhibit A.

3.	The lead-in paragraph to the Senior Securities Table indicates that the table sets forth certain unaudited information relating to the Fund’s senior securities. The Senior Securities Table must be audited per Form N-2, Item 4.3, Instruction 1.

The Fund confirms that it has incorporated the audited senior securities information by reference to its audited financial statements consistent with the “Dear Chief Financial Officer” letter from the Chief Accountant of the Division of Investment Management Annual Industry Comment Letter dated February 14, 2001 (the “CFO Letter”). To meet the audit requirement of the senior securities table per Item 4.3 of Form N-2, the Dear CFO Letter states that the independent accountant must express an opinion on the senior securities table itself or on a financial statement or financial highlights that include the senior securities table, and registrants must include, or incorporate by reference, this opinion in the registration statement. The Dear CFO Letter notes that one way to meet the senior securities audit requirement is for the registrants to include the senior securities table information with the per share and ratio information in the financial highlights. Since the financial highlights are specifically covered by the audit opinion, the senior securities table information also would be covered. Since the Fund has incorporated the audited senior securities information by reference to its audited financial statements on Form N-CSR, which includes the financial highlights containing the audited senior securities information and the opinion of its independent registered public accounting firm thereon, the Fund believes that it has satisfied the requirement to include senior securities information.

4.	With respect to the Senior Securities Table, the Staff notes that the Fund included the use of TOBs in its Financial Highlights with an associated asset coverage ratio in the N-CSR; however, the TOBs do not appear within the Senior Securities Table. Please explain the discrepancy in correspondence.

Section 18(a)(1) under the 1940 Act prohibits a closed-end investment company from issuing any class of senior security or selling any senior security of which it is the issuer, that represents indebtedness, unless immediately after such issuance or sale the investment company will have asset coverage of at least 300%. The Securities and Exchange Commission and its staff have indicated, however, that they will not object to investment companies’ engaging in such transactions without complying with the asset coverage and other requirements of Section 18(a)(1) provided that the investment company segregates or otherwise covers its obligations under the instruments. With respect to the Fund’s investments in TOB Residuals issued by a tender option bond trust, the Fund segregates (or earmarks) unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the TOB Floaters issued by such trust plus accrued interest, if any, to the extent necessary for the Fund to comply with the foregoing requirements of the 1940 Act. Therefore, no changes have been made in the Revised Registration Statement.

DISCLOSURE
5.	Please respond to these comments in writing via EDGAR and please give the Staff sufficient time to review. Where a comment asks for revised disclosure or revisions, or are contemplated by your response, please provide us with the revised disclosure with your letter.

The Fund confirms that the response letter will be submitted with sufficient time for the Staff’s review and that the letter will include revised disclosures, as applicable.

6.	The Staff notes that the Fund filed a previous shelf registration statement on Form N-2 on April 27, 2020. The Staff requests that this previous filing be withdrawn.

The Fund confirms that the previous shelf registration statement has been withdrawn.

7.	Please note that the auditor’s consent will need to be updated as of a date within 5 days of the new pre-effective amendment.

The Fund confirms that a new auditor’s consent will be filed with the Revised Registration Statement.

8.	When a take down from the Fund’s shelf registration statement occurs, the Fund must file updated legality opinions as an exhibit. Accordingly, please include an undertaking that the Fund will file an unqualified opinion with each takedown of shares.

The Fund confirms that updated legality opinions will be filed with each takedown of shares, as required.

9.	Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

The Fund confirms that FINRA will review any proposed underwriting terms and arrangements, if required, in connection with any takedown of shares.

10.	Please consider moving the first paragraph on page (iii) of the Prospectus to either the beginning or end of the cover page section.

The Fund confirms that the above-referenced disclosure has been moved to the end of the cover page section in the Revised Registration Statement.

11.	Please consider removing the fifth paragraph on page (iii) of the Prospectus since it is duplicative of disclosure included previously on the cover page.

The Fund confirms that the above-referenced disclosure has been deleted from the cover page in the Revised Registration Statement.

12.	Please add a cross reference to the Prospectus discussion regarding risks associated with a leveraged capital structure pursuant to Item 1.1.j of Form N-2 to the “Leverage” section on page (iv) of the Prospectus.

The Fund confirms that the requested cross reference has been added in the Revised Registration Statement.

13.	The “Leverage” section on page (iv) of the Prospectus states that the Fund will seek to limit its overall effective leverage to 45% of Managed Assets. Please supplementally explain how this complies with the borrowing and leverage limitations of the Investment Company Act of 1940, as amended (the “1940 Act”).

As noted in the Prospectus, the provisions of the 1940 Act provide that the Fund may borrow or issue notes or debt securities in an amount up to 33 1/3% of its total assets or may issue Preferred Shares in an amount up to 50% of the Fund’s total assets (including the proceeds from leverage). The Fund’s use of derivatives and other transactions are not subject to such limitations if the Fund earmarks or segregates liquid assets (or enters into offsetting positions) in accordance with applicable Securities and Exchange Commission regulations and interpretations to cover its obligations under those transactions and instruments. With respect to the Fund’s investments in TOB Residuals issued by a tender option bond trust, the Fund segregates (or earmarks) unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the TOB Floaters issued by such trust plus accrued interest, if any, to the extent necessary for the Fund to comply with the foregoing requirements of the 1940 Act. Accordingly, the Fund confirms that it complies with the borrowing and leverage limitations of the 1940 Act.

14.	The cover page is generally limited to two pages unless additional information does not, by its nature, quantity or manner of presentation impede understanding of the required information. Please remove non-required information in order to decrease the length of the cover page.

The Fund has reviewed the information included on the cover page and respectfully believes that it does not impede the understanding of the information required by Items 1 and 2 of Form N-2.

15.	Page 1 of the Prospectus Summary discusses escrow arrangements. Under Item 3.2 please describe escrow arrangements, if any.

The Fund confirms that there are no applicable escrow arrangements to disclose in the Prospectus.

16.	The second paragraph on page 4 of the Prospectus discusses Section 12 of the 1940 Act. Please supplementally discuss the Fund’s plans for compliance with new Rule 12d1-4.

The Fund confirms that it is currently in compliance with new Rule 12d1-4. As a part of the Fund’s compliance with new Rule 12d1-4, prior to the Fund acquiring securities of another fund (the “acquiring fund”) that exceeds the limits of Section 12(d)(1), the acquiring fund will enter into a fund of funds agreement with the acquired fund pursuant to the requirements outlined in Rule 12d1-4 and in accordance with the responsibilities of the Fund’s Board of Directors related to “fund of funds” arrangements.

17.	Given that the Fund may use short sales, please include an estimate of dividends and interest expense on short sales in the fee table.

Other than through the use of futures, the Fund confirms that it does not currently intend to use short sales for hedging, and thus no changes have been made in the Revised Registration Statement.

18.	Please include a footnote to the fee table disclosing the cost of investing in swaps. The footnote should include an estimate of such costs as a percentage of Fund assets for the most recent fiscal year.

The Fund confirms that it did not invest in total return swaps during the fiscal year but will undertake to include the requested disclosure in the future, if applicable.

19.	The second paragraph on page 10 of the Prospectus discusses the wind-down period. Please supplementally explain how long the wind down period generally will be. Please consider any Rule 35d-1 implications or disclosures in light of the length of the wind down period.

The Fund anticipates that, absent unusual market conditions or unforeseen circumstances at the time of wind-down, it would not take in excess of sixty days. The adopting release for Rule 35d-1 provides that the rule requires investment companies to comply with an 80% investment requirement “under normal circumstances.” Accordingly, the standard permits investment companies “to depart from the 80% investment requirement in other limited, appropriate circumstances, particularly in the case of unusually large cash inflows or redemptions.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2001).

Therefore, the adopting release contemplates a departure from an 80% investment policy in unusual circumstances, such as during the Fund’s wind down phase. Because any departures from its policy to invest at least 80% of its Managed Assets in Municipal Bonds during the wind-down phase would be for a temporary period of time under unusual circumstances, the Fund confirms that it would be in compliance with Rule 35d-1 under the 1940 Act.

20.	With respect to the “Limited Term Fund Structure and Eligible Tender Offer” section beginning on page 10 of the Prospectus, please supplementally confirm that the Fund would carry on as a perpetual fund only if an Eligible Tender Offer occurs. If this is not true, please clarify in disclosure.

The Fund confirms that it will carry on as a perpetual fund only if an Eligible Tender Offer occurs.

21.	The second and third sentences in the first paragraph of the “Use of Leverage” section beginning on page 12 of the Prospectus are the same. Please delete the duplicative sentence.

The Fund confirms that the duplicative sentence has been removed in the Revised Registration Statement.

22.	Please consider whether an incorporation by reference to the Fund’s annual report is necessary for the “Risk Considerations” section on page 16 of the Prospectus.

The Fund confirms that it has incorporated its annual report by reference in the Risk Considerations section in the Revised Registration Statement.

23.	With respect to Footnote 8 to the Fee Table, please represent that the Fund will include any sales load and offering costs in the prospectus supplement for any future offering.

The Fund confirms that the applicable prospectus supplement will disclose the sales load and offering costs for any future offerings.

24.	With respect to Footnote 8 to the Fee Table, please confirm whether the 0.72% disclosed is a percentage of Managed Assets or if it is the assumed interest rate. If it is the latter, please explain why it is lower than the 0.98% noted on page 12 of the Prospectus.

The Fund confirms that the 0.72% disclosed in Footnote 8 is the assumed interest rate, which is lower than the interest rate disclosed on page 12 because it is a blended rate of interest of the financing from the TOB transactions and the Pershing Facility.

25.	With respect to the “Market and Net Asset Value Information” section on page 21, if the Fund’s shares have historically traded at a discount, please disclose any steps taken to reduce the discount and briefly describe the effects of these measures.

The following disclosure has been added to the “Market and Net Asset Value Information” section of the Prospectus in the Revised Registration Statement:

“The Fund may (but is not obligated to) take action to repurchase shares in the open market or make tender offers for its shares at or near NAV. During the pendency of any tender offer, the Fund will publish how common shareholders may readily ascertain the NAV. Repurchase of the common shares may have the effect of reducing any market discount to NAV. There is no assurance that, if action is undertaken to repurchase or tender for shares, such action will result in the shares trading at a price which approximates their NAV. Please see “Repurchase of Shares” for more information.”

26.	With respect to the “Description of the Fund’s Securities” section beginning on page 31 of the Prospectus, please disclose whether the securities are liable to further calls or assessments by the Fund.

The Fund confirms that its securities are not liable to further calls or assessments by the Fund, and thus, no changes have been made in the Revised Registration Statement. As disclosed in the Prospectus, the prospectus supplement relating to any sale of preferred stock will set forth the liquidation preference and information about the call protection or non-call period and other related matters.

27.	Pursuant to plain English requirements, please replace or define the term “pari passu” in the third paragraph on page 33 of the Prospectus.

The Fund confirms that the above-referenced disclosure has been revised as follows in the Revised Registration Statement:

“In addition, all Preferred Shares of the Fund would be in pari passu (or on equal footing) with one another and junior to the Fund’s senior securities representing indebtedness.”

28.	The second to last paragraph on page 37 of the Prospectus defines a Continuing Director. Please supplementally explain or clarify if a successor of a Continuing Director is a director of the Board or how the Fund’s definition of Continuing Director is compliant with the 1940 Act.

The Fund confirms that any successor of a Continuing Director would be a member of the Fund’s Board of Directors who would be elected or appointed in accordance with relevant requirements of the 1940 Act.

29.	Please review the first paragraph of the “California Tax Matters” section on page 50 of the Prospectus and ensure that it is clear with respect to any requirements of investing in CA bonds or the lack thereof.

The above-referenced disclosure has been revised as follows in the Revised Registration Statement:

“The assets of the Fund may consist of one or more of the following: (i) interest bearing obligations issued by or on behalf of a state or a local government (the “Bonds”), and (ii) shares (the “RIC Shares”) in funds qualifying as regulated investment companies (“RICs”) that are treated as interests in regulated investment companies for federal income tax purposes. A portion of the Bonds may be issued by the State of California or a local government in California (the “California Bonds”). The discussion in this section is based on the assumption that: (i) the California Bonds were validly issued by the State of California or a local government in California, and (ii) the interest on the Bonds is excludable from gross income for federal income tax purposes. This portion of the disclosure does not address the taxation of taxpayers other than individuals who are full-time residents of the State of California and corporations that are subject to California corporate income or franchise tax.”

30.	The last sentence on page 52 of the Prospectus states that the maximum commission or discount to be received by any member of FINRA or an independent broker-dealer will not be greater than nine percent of the initial gross proceeds from the sale of any security being sold. Please supplementally clarify to the Staff that a nine percent commission is permitted under FINRA rules.

Since FINRA does not publish a specific limit on the maximum commission or discount to be received by any member of FINRA or an independent broker-dealer, the above-referenced disclosure has been removed from the Revised Registration Statement. The Registrant supplementally confirms that the Fund is in compliance with FINRA Rule 5110, which regulates underwriting compensation and prohibits unfair arrangements in connection with the public offering of securities.

31.	On page 27 of the Statement of Additional Information, please disclose the dollar amount paid to the sub-adviser under Item 20.1.c of Form N-2.

The Fund confirms that the dollar amounts paid to the sub-adviser have been added to the Revised Registration Statement.

32.	Please provide information on how the legal opinions will be updated.

The Fund confirms that legal opinions of Shapiro Sher Guinot & Sandler, P.A. and Faegre Drinker Biddle & Reath LLP will be filed with the Revised Registration Statement.

33.	For the pre-effective amendment, please provide new powers of attorney.

The Fund confirms that new powers of attorney will be filed with the Revised Registration Statement.

34.	Rights for a bundled offering may not be taken off of the shelf, and the Fund must file a reviewable post-effective amendment. Accordingly, please include an undertaking in Part C to represent that any bundled rights offerings would be filed by a post-effective amendment.

The Registrant confirms that the following undertaking has been added to the Part C in the Revised Registration Statement: “The Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.”

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

EXHIBIT A

SUMMARY OF FUND EXPENSES

The following table shows estimated Fund expenses as a percentage of net assets attributable to Common Shares. The purpose of the following table and the example below is to help you understand the fees and expenses that you, as a shareholder, would bear directly or indirectly. The expenses shown in the table and related footnotes, along with the example, are based on the Fund’s capital structure as of December 31, 2021. As of such date, the Fund had $10,000,000 of leverage outstanding pursuant to the Pershing Facility, which represented 4.69% of Managed Assets as of December 31, 2021. The table assumes the use of leverage from borrowings and the proceeds of tender option bond transactions representing, in the aggregate, 32% of Managed Assets at a weighted average annual expense to the Fund of 0.61%. Actual expenses may be greater or less than those shown below.

Shareholder Transaction Expenses	As a Percentage of Offering Price
Sales Load	--%*
Offering Expenses Borne by the Fund(1)(2)	--%*
Dividend Reinvestment Plan Fees	--*(1)
Preferred Shares Offering Expenses Borne by the Fund (as a percentage of net assets attributable to Common Shares)	--%*

As a Percentage of Net Assets Attributable to Common Shares (Assuming the Use of Leverage Equal to 32% of the Fund’s Managed Assets)
Annual Expenses
Management fee(2)	1.52%
Leverage costs(3)(4)(5)	0.31%
Dividends on Preferred Shares(6)	--%
Other expenses	0.45%
Acquired fund fees and expenses(7)	0.86%
Total annual expenses	3.14%

The purpose of the table above and the example below is to help you understand the fees and expenses that you, as a Common Shareholder, would bear directly or indirectly. The expenses shown in the table under “Other Expenses” and “Total annual expenses” are based in part on estimated amounts for the Fund’s 12 months of operations after December 31, 2021 unless otherwise indicated and assumes that the Fund has not issued any additional common or preferred shares.

Example(8)

The example illustrates the expenses you would pay on a $1,000 investment in Common Shares, assuming (1) “Total annual expenses” of 3.14% of net assets attributable to Common Shares, and (2) a 5% annual return.

	1 year	3 years	5 years	10 years
Total Expenses Incurred	$32	$99	$169	$355

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those assumed.

*	The applicable prospectus supplement to be used in connection with any sales of Common Shares or Preferred Shares will set forth any applicable sales load and the estimated offering expenses borne by the Fund under an Offering.

(1)	There will be no brokerage charges with respect to common shares issued directly by the Fund under the dividend reinvestment plan. You will pay brokerage charges in connection with open market purchases or if you direct the plan agent to sell your common shares held in a dividend reinvestment account.

(2)	The management fee is charged as a percentage of the Fund’s average daily Managed Assets, as opposed to net assets. With leverage, Managed Assets are greater in amount than net assets, because Managed Assets include assets attributable to the Fund’s use of leverage created by its tender option bond transactions. In addition, the mark-to-market value of the Fund’s derivatives are used for purposes of calculating Managed Assets. The management fee of 1.05% of the Fund’s Managed Assets represents 1.52% of net assets attributable to Common Shares assuming the use of leverage in an amount of 32% of the Fund’s Managed Assets. See “Management of the Fund—Investment Advisory and Subadvisory Agreements.”

(3)	The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of leverage and variations in market interest rates.

(4)	The “Leverage Costs” include the expenses associated with the Fund’s tender option bond transactions, including remarketing, administration and trustee services to a TOB Issuer.

(5)	Interest and fees on leverage in the table reflect the cost to the Fund of borrowings and tender option bond transactions, expressed as a percentage of the Fund’s net assets as of December 31, 2021, based on interest rates in effect as of December 31, 2021. The table assumes the use of leverage from borrowings and the proceeds of tender option bond transactions representing, in the aggregate, 32% of Managed Assets at a weighted average annual expense to the Fund of 0.61%.

(6)	As of the date of this Prospectus, the Fund has not issued any Preferred Shares. The applicable prospectus supplement will set forth the expense related to any Preferred Shares issued in the future.

(7)	The “Acquired fund fees and expenses” disclosed above are based on the expense ratios for the most recent fiscal year of the Underlying Funds in which the Fund has invested, which may change substantially over time and, therefore, significantly affect “Acquired fund fees and expenses.” These amounts are based on the total expense ratio disclosed in each Underlying Fund’s most recent shareholder report. “Acquired fund fees and expenses” are not charged directly to the Fund, but rather reflect the estimated pro rata portion of the Underlying Funds’ fees attributable to the Fund’s investments in shares of the Underlying Funds. The 0.86% shown as “Acquired fund fees and expenses” reflects estimated operating expenses of the Underlying Funds and transaction-related fees. Deducting the “Acquired fund fees and expenses” from the Annual Expenses table (because these expenses are not paid by the Fund directly) results in Fund Total annual expenses (levered) of 2.28% and Fund Total annual expenses (unlevered) of 1.50%. Certain Underlying Funds in which the Fund intends to invest generally charge a management fee of 1.00% to 2.00%, which are included in “Acquired fund fees and expenses,” as applicable. Acquired fund fees and expenses are borne indirectly by the Fund, but they are not reflected in the Fund’s financial statements; and the information presented in the table will differ from that presented in the Fund’s financial highlights.

(8)	The example does not include sales load or estimated offering costs. The example should not be considered a representation of future expenses. The example assumes that the estimated “Other expenses” set forth in the table are accurate and that all dividends and distributions are reinvested at net asset value and that the Fund is engaged in leverage of 32% of Managed Assets, assuming interest and fees on leverage of 0.61%. The interest and fees on leverage is expressed as an interest rate and represents interest and fees payable pursuant to the Pershing Facility, as well as interest and fees payable for the Fund’s tender option bond transactions. Actual expenses may be greater or less than those shown. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example.